EXHIBIT 99.0

[Letterhead of SGBN]

To:	Mattel International Holdings B.V.
Gondel 1 P.O. Box 576
1180 AN Amstelveen
The Netherlands

Mattel France S.A.S.
27-33 rue d’Antony Silic 145
94523 Rungis Cedex
France

Mattel GmbH
Postfach 10 20 70
63266 Dreieich
Germany

July 29th, 2003

Dear Sirs

Master Agreement for the Transfer of Receivables dated 30th November, 2001 between yourselves as the Bank, Mattel France S.A. and Mattel GmbH as the Sellers and ourselves as the Depositor (the “Master Agreement”)

We refer to the Master Agreement and terms defined therein shall have the same meaning when used in this letter. You have requested the extension of the Commitment Termination Date pursuant to Clause 2.2(b) of the Master Agreement.

We agree to your request, such that the definition of Commitment Termination Date in Clause 1.1 of the Master Agreement shall be amended to read as follows:

“Commitment Termination Date

means the earliest of the following dates:

(a)	25th june 2004 or, if that is not a Business Day, the immediately preceding Business Day (as this date may be extended from time to time in accordance with Clause 2.2 (Duration of Commitment)); or

(b)	the date on which the Commitment is terminated in accordance with Clauses 17.1 (Reduction of the Maximum amount of the Bank’s Funding), 15.17 (Termination) or 21.1 (Gross up).”

This amendment shall take effect on 29th June, 2003.

Please confirm your agreement to the matters set out above by countersigning the enclosed copy of this letter and returning it to us.

This letter is governed by Dutch law and is designated a Closing Document.

Yours faithfully,

/s/ PIERRE LEBIT and /s/ ERNST BRANDON
Société Générale Bank Nederland N.V.

Accepted and agreed

/S/ STEVE CHRISTMAN
Mattel International Holdings B.V.

/S/ FRANCOISE GREVISSE
Mattel France S.A.S.

/S/ HERMANN GEISS
Mattel GmbH